Exhibit 12
Computation of Ratio of Earnings to Fixed Charges

	Successor							Predecessor
	Year Ended March 31,				Three Months Ended March 31,		Year Ended December 31,	191 Days Ended July 10,	Three Months Ended March 31,
	2018	2017	2016	2015	2014	2013	2013	2013	2013
	(in millions)
Earnings (loss):
Income (loss) from continuing operations before income taxes	$303	$(771)	$(1,854)	$(3,919)	$(95)	$(8)	$(1,815)	$443	$(605)
Equity in losses of unconsolidated investments, net	73	2	—	—	—	—	—	482	202
Fixed charges	3,304	3,561	3,212	2,969	747	—	1,367	1,501	608
Interest capitalized	(55)	(44)	(51)	(56)	(13)	—	(30)	(29)	(15)
Amortization of interest capitalized	130	131	133	133	33	—	56	71	33
Earnings (loss), as adjusted	$3,755	$2,879	$1,440	$(873)	$672	$(8)	$(422)	$2,468	$223
Fixed charges:
Interest expense	$2,365	$2,495	$2,182	$2,051	$516	$—	$918	$1,135	$432
Interest capitalized	55	44	51	56	13	—	30	29	15
Portion of rentals representative of interest	884	1,022	979	862	218	—	419	337	161
Fixed charges	$3,304	$3,561	$3,212	$2,969	$747	$—	$1,367	$1,501	$608
Ratio of earnings to fixed charges	1.1	— (1)	— (2)	— (3)	— (4)	— (5)	— (6)	1.6 (7)	— (8)

(1)Successor earnings (loss), as adjusted were inadequate to cover fixed charges by $682 million for the year ended March 31, 2017.
(2)Successor earnings (loss), as adjusted were inadequate to cover fixed charges by $1.8 billion for the year ended March 31, 2016.
(3)Successor earnings (loss), as adjusted were inadequate to cover fixed charges by $3.8 billion for the year ended March 31, 2015.
(4)Successor earnings (loss), as adjusted were inadequate to cover fixed charges by $75 million for the three months ended March 31, 2014.
(5)Successor earnings (loss), as adjusted were inadequate to cover fixed charges by $8 million for the three months ended March 31, 2013.
(6)Successor earnings (loss), as adjusted were inadequate to cover fixed charges by $1.8 billion for the year ended December 31, 2013.
(7)The income from continuing operations before taxes for the 191 days ended July 10, 2013 included a pretax gain of $2.9 billion as a result of acquisition of our previously-held equity interest in Clearwire.
(8)Predecessor earnings (loss), as adjusted were inadequate to cover fixed charges by $385 million for the three months ended March 31, 2013.